WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

August 31, 2009

Via EDGAR
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Amended August 11, 2009
File No. 333-157304

Dear Mr. Mancuso:

In response to your letter dated August 24, 2009 (the “August 24 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s Amendment No. 4 to the Registration Statement on Form S-1 filed August 11, 2009. Each response is keyed to the corresponding numbered paragraph in the August 24 Letter.

Along with this letter we are also filing via EDGAR Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-157304) (“Form S-1 Amendment No. 5”).  For the Staff’s convenience, we have also submitted a marked copy of the Form S-1 Amendment No. 5 to facilitate your review.

Prospectus

1.
Please tell us why your disclosure in response to prior comment 1 describes as disclosure "below" information that is not included in the prospectus. Do you intend to deliver the S-1 Part II disclosure with your prospectus? If not, why do you believe that the prospectus should describe that information as "below"?

We do not intend to deliver the S-1 Part II disclosure with our prospectus.  In response to the Staff's comment, the disclosure has been supplemented on the prospectus cover page and at page 21 under the heading "Plan of Distribution" to instead cross-reference the section titled "Recent Transactions Affecting Equity" on page 9, which is included in Part I and describes the transaction on which the $1.00 price is based.

Our agreement with an early stage company for the order...page 4

2.
We note your revisions in response to prior comment 4 and your statement that you "do not believe any material liability will result from the failure to meet this deadline." However, we also note your disclosure in the fourth paragraph on page 8 that your failure to deliver the prototype "could result in material liabilities to [you].” If you are aware of material liabilities that could result if you are deemed to be in breach of the contract, please revise your risk factor disclosure to reflect such possible liabilities. Otherwise, please reconcile your risk factor disclosure with your disclosure on page 8.

August 31, 2009

In response to the Staff's comment, we have supplemented the disclosure in the fourth paragraph on page 8 to reconcile our disclosure on page 8 with the risk factor disclosure on page 4 under the heading "Our agreement with an early stage company for the order of some of our initial turbines contains uncertainty regarding the term and pricing and an exclusivity provision which could have an adverse effect on our growth and development, and we could be deemed in breach of the agreement." Based on the interaction and discussions between the Company and Alternative Wind Resources, LLC in the time subsequent to May 30, 2009, the Company currently believes that no material liability will result from the failure to deliver the prototype by May 30, 2009, as required under the contract.

Selling Stockholders, page 20

3.	We note your response to prior comments 8 and 9.

•
From the text you currently use in the footnotes to the table, including footnote 2, it is unclear whether the offered shares already have been acquired upon exercise of options or currently underlie outstanding options. Based on your response 11 in your letter dated July 16, 2009, we understand that all of the offered shares have been acquired by the selling stockholders upon exercise of options. Please revise for clarity.

In response to the Staff's comment, the disclosure has been supplemented under the heading "Selling Stockholders" on page 20 both in the introduction to the table and at footnote 2, to further clarify that all of the offered shares have already been issued and were done so upon the exercise of stock options held by the selling stockholders.

•
Refer to the July 2009 option grants mentioned on page F-21. With a view toward clear disclosure regarding your relationships with the selling stockholders and related parties, please tell us who received the options and the consideration that the investor provided for the options.

In July 2009 the Company made a series of stock option grants to employees and consultants under the Company’s 2008 Equity Incentive Plan.

The stock options were granted to purchase the following amounts of common stock and to the following individuals: (i) 15,000 to employee David Lenharr, (ii) 300,000 to employee Cherrie Mahon, (iii) 150,000 to consultant David Koon, who provided consulting services related to engineering, (iv) 150,000 to consultant Stephen Lyons, who assisted the Company with product sales and marketing services related to the planned initial product roll-out, (v) 55,000 to consultant Raymond Fiore, who provided consulting services related to engineering, (vi) 30,000 to consultant Lane Young who aided the Company with data collection on Wind Tamer turbine field performance and (vii) 150,000 to consultant Robert J. Susz, who aided the Company with data collection on Wind Tamer turbine field performance.  The consideration for the grant of the stock options included the expectation that such employee or consultant would continue to provide services to the Company.  (See Form of WindTamer Corporation Stock Option Award Agreement with employees/consultants under 2008 Equity Incentive Plan, attached as Exhibit 10.15 to the Registration Statement on Form S-1 of WindTamer Corporation dated July 16, 2009 (File No. 333-157304)).

August 31, 2009

None of these stock option grants to the employees and consultants are related party transactions which would require disclosure under Item 404 of Regulation S-K.  In addition, none of the above-described employees or consultants is an affiliate of, or has any familiar relationship with, any of the consultants, the selling stockholders or the owners of the selling stockholders.

4.	We are unable to agree with your position in response 9 that the private placement is complete for purposes of the federal securities laws. We note for example:

•	the statements in the November 2008 option agreement that the options were issued "[i]n consideration of...the services provided and to be provided…;"

•	your statement in the last paragraph of your response to prior comment 9 that the consideration for the services being provided remains the stock options; and

•
your disclosure on page 20 that "[t]he consulting agreement does not have a specific term although the Company anticipates through the grant of this equity incentive that services would be performed over the term of the option."

Section 5 of the Securities Act generally requires that a private placement of securities be complete before filing a resale registration statement related to those securities. Please refer to prior comment 12 from our letter issued May 18, 2009. Please withdraw your resale registration statement; you may re-file the registration statement after the private placement is complete. Otherwise:

•	identify the selling shareholders as underwriters in the registration statement; and
•	disclose the fixed price at which the underwriters will sell the securities for the entire duration of the offering.

In response to the Staff’s comment and subsequent conversations with the Staff, we have addressed the Staff’s comment above and the concerns subsequently raised by the Staff to the Company’s counsel with respect to state law issues. The Company reiterates its belief that the private placement of the stock options was completed at the time of grant.  All consideration from the consultants given for the grant of the options was provided at the time of grant.  The actual provision of services by the consultants was not part of the consideration to, or a condition of, the grant of options to the consultants in July 2008 or November 2008. As such, the Consultants have no further obligation to provide services to the Company, and the Company has no remedy if they do not provide services. Further, the consultants have no claim under New York law for compensation for any services they elect to provide.

August 31, 2009

As discussed in more detail below, the terms and conditions of the option agreements, and applicable law, support this position.

Terms and Conditions of the Option Agreements

The Company entered into two sets of stock option agreements with each of the consultants, Michael Hughes, Charles LaLoggia and Peter Kolokouris:  the July 10, 2008 Stock Option Agreement, as amended November 19, 2008 (attached as Exhibit 10.1 to the Registration Statement on Form 10 of WindTamer Corporation dated November 26, 2008 (File No. 000-53510) [which amends the Option Agreement dated July 10, 2008 attached as Exhibit 10.21 to the Registration Statement on Form S-1 dated July 16, 2009 (File No. 333-157304)] the "July 2008 Option Agreement"); and the November 19, 2008 Stock Option Agreement (attached as Exhibit 10.6 to the Registration Statement on Form 10 of WindTamer Corporation dated November 26, 2008 (File No. 000-53510) the "November 2008 Option Agreement" and collectively with the July 2008 Option Agreement, the "Option Agreements").

The consideration provided for the options issued pursuant to the Option Agreements included the expectation that the consultants would provide future services to the Company.  Actually providing those future services was not part of the consideration for the options, or required by the Company.  The terms and conditions of the Option Agreements support the conclusion.

First, none of the Option Agreements contains any conditions for the consultants to perform services for the Company in the future in order to receive the option grant.  See July 2008 Option Agreement §§2(b) and 3; November 2008 Option Agreement §§2(b) and 3.  The grants of the option rights in this regard were unconditional.  The Option Agreements do not include any requirement for the consultants to perform services in the future for the Company.  The Option Agreements do not describe any services to be performed or state any time in which the services would have to be performed.  The Company would not have the right to revoke or otherwise claim breach of the Option Agreements if the consultants failed to provide any consulting services on or after the date of the Option Agreements. Therefore, the actual performance of services by the consultants cannot be a condition to the grant of the option, or consideration for the grant of the option, since such actual performance of services is not required in the Option Agreements.

Second, the plain language of each of the Option Agreements does not require the consultants to provide future services.  Each of the Option Agreements contains a “merger clause” which prohibits the integration of terms and conditions not specifically included in the agreements.  See July 2008 Option Agreement §15; November 2008 Option Agreement §14.  These “merger clauses” prohibit including in the terms of the Option Agreements an unwritten condition or requirement for the consultants to perform services for the Company.  In addition, adding the requirement to perform services to the Option Agreements without the consent of the consultants would violate the “Modification, Extension or Renewal of Stock Option” provision of the Option Agreements. See July 2008 Option Agreement §9; November 2008 Option Agreement §9.

August 31, 2009

Third, none of the Option Agreements contains any conditions for performing services in order to exercise the options.  See July 2008 Option Agreement §§2(b) and 3; November 2008 Option Agreement §§2(b) and 3.  The only conditions for exercise were the delivery to the Company of (a) a written notice of exercise, (b) payment of the exercise price and (c) a written investment representation. See July 2008 Option Agreement §5; November 2008 Option Agreement §5.  This is further evidence that performing future services was not part of the consideration for the grant, but rather, consistent with the Company's understanding that the grant was made with the expectation of performing future services.

Fourth, the expectation of performing future services is valid and adequate consideration for the grant of the options under New York law.  In Pinnacle Consultants v. Leucadia National Corp., 101 F3d 900, 905 (Ct. App. 1996), see also, Amdur v. Meyer, 15 A.D.2d 425 (App. Div. 3d Dep't 1962), appeal dismissed, 198 N.E.2d 30 (1964), the Court of Appeals for the Second Circuit expressly recognized that “there were no express conditions on the face of the warrants [at issue] that required continued service.”  In Pinnacle, the court noted that the warrants at issue “were structured to provide economic incentives to continue in the corporation’s service and to serve the corporation well,” and as such adequate consideration existed in the expectation of the future benefit.  Id at 906; see also, Amdur v. Meyer, 15 A.D.2d 425 (App. Div. 3d Dep't 1962), appeal dismissed, 198 N.E.2d 30 (1964), Additionally, Section 505(h) of the New York Business Corporation Law provides that “In the absence of fraud in the transaction, the judgment of the board shall be conclusive as to the adequacy of the consideration, tangible or intangible, received or to be received by the corporation for the issue of rights or options for the purchase from the corporation of its shares.” There was no fraud with respect to the Option Agreements and therefore the judgment of the Company’s Board of Directors that the expectation of performing future services, and not the actual performance of future services, was consideration for the options should be conclusive.

The Staff has pointed to the recitals of the Option Agreements regarding consideration for the options. These recitals are consistent with the Company’s understanding that the options were granted with the expectation that the consultants would perform services in the future, but not a requirement to provide such services. In particular, the November 2008 Option Agreement provides in Recital B on page 1 that: "B. Since July 2008, the Optionee has provided consulting services to the Company in connection with its management structure and business development and product marketing strategies and has arranged to continue to provide consulting services to the Company over the next year during its development stage." The November 2008 Option Agreement also provides in the introduction, at page 1:  "In consideration of the foregoing, the services provided and to be provided, and the covenants set forth in this Agreement, the parties agree as follows[.]" Recital B and the other language in the introduction refer to an arrangement to provide consultant services indicating that the consultant was prepared to render consulting services. This language, however, is not a binding obligation of the consultants to actually provide any such services.  As discussed above in this response, if there was an agreement to actually require the consultants to provide services, the November 2008 Option Agreement would have stated explicitly that the consultant has agreed to provide consulting services. Moreover, since the Option Agreements contain no specific performance or vesting conditions, the consideration referenced in these recitals is implicitly based on the expectation of future services, and not actually providing those services.

August 31, 2009

Therefore, the Company believes that under the terms of the Option Agreements that no future services were required to be performed by the consultants as part of the consideration for the grant of the options, and that the actual performance of services by the consultants was not part of the consideration for the grant of the options.

Company Disclosures

The Company's disclosures have consistently stated that no further consideration is required for the grant of the stock options. The Staff has pointed to disclosure from the Company that the only consideration for the services continuing to be provided by the consultants remains the stock options (See Letter of WindTamer Corporation to the Securities and Exchange Commission, dated August 11, 2009, response to Comment #9).  This reference was meant only to clarify that the consultants are not entitled to any additional compensation from the Company.  The Company did not intend to imply that the consideration provided by the consultants to the Company for the stock options included the actual provision of these services. As discussed above, no such obligation existed and as such no such consideration was provided.

The Company also previously disclosed in the Prospectus that "[t]he consulting agreement does not have a specific term although the Company anticipates through the grant of this equity incentive that services would be performed over the term of the option."  See Prospectus, page 20.  The Company believes that this disclosure is consistent with the expectations of the Company when it entered into the Option Agreements and its current expectations, i.e., that there was an expectation that the consultants would provide services.  This expectation was, in fact, consideration for the Option Agreements.

The Company also previously disclosed in its risk factor  titled “We depend on outside consultants with whom we do not have agreements which could have an adverse effect on our business if they were to discontinue providing services,” on page 3 of the Prospectus, that the consultants are not obligated to continue to provide services, which is consistent with the position provided here.

Additionally, the Company has also supplemented its disclosure in the Prospectus at page 20 under the heading “Certain Relationships and Related Transactions” and in footnotes 3, 9 and 13 under the table in the section entitled “Selling Stockholders,” to clarify that the Option Agreements do not require the consultants to actually perform any services for the Company.

Subsequent Receipt of Services

The Staff also questioned whether the consultants could have a claim for services actually provided since the stock options are not consideration for those services. The consultants do not have a claim for additional compensation for the actual provision of the services since the consultants had no contractual obligation to perform the services. In New York, any such claim for compensation without a written or verbal arrangement would need to be brought by the consultants under the theory of quantum meruit.  Generally, such a claim allows a party in certain circumstances to recover the value of services that they provide to another.  Quantum meruit requires a finding of an implied, rather than an express, promise by the recipient of services to compensate the provider of services as much as they reasonably deserve.  The key requirement for such a claim is that there must be an inferable expectation by both parties that the provider of services would be paid for the services rendered.  See Argo Marine Systems, Inc. v. Camar Corp., 755 F.2d 1006, 40 Fed. R. Serv. 2d 1223 (2d Cir. 1985); Super v. Abdelazim, 139 A.D.2d 863, 527 N.Y.S.2d 591 (3d Dep't 1988).  In a situation where an agreement exists and consideration is given in expectation for the performance of services, the actual performance of such services as anticipated cannot be used as a basis to argue the existence of an additional express or implied promise to pay for the services rendered. See Alves v. City of New York, 282 A.D. 232, 122 N.Y.S.2d 448 (1st Dep't 1953), judgment aff'd, 306 N.Y. 813, 118 N.E.2d 822 (1954); Kaufman Advertising Agency v. Snellenburgh, 43 Misc. 317, 88 N.Y.S. 199 (App. Term 1904).  Therefore, because the consultants cannot maintain that either party had a reasonable or inferable expectation that the consultants would receive additional consideration for the actual provision of services, and nor was there an express or implied agreement or promise to receive additional consideration for the actual provision of services, the consultants are not entitled to additional compensation for the actual provision of services.

August 31, 2009

Federal Securities Laws

Although the Company has not been able to locate federal securities law or Commission guidance directly discussing the completion of a private placement in this context, we believe guidance from the Staff in a similar context is instructive. In Black Box Incorporated SEC No-Action Letter (June 26, 1990) the Staff indicated that a completed private placement is one where the investors have executed a binding agreement to purchase the securities to be privately placed, and the agreement does not contain any conditions that are within the control of the purchasers. The parties should not, however, re-negotiate the agreement or add additional terms after execution of the agreement and subsequent to the filing of the registration statement. In this situation, with the purported private placement of the options, the parties entered into the binding Option Agreements prior to filing of the registration statement. As discussed at length above, the Option Agreements do not contain any subsequent conditions regarding the grant of the options, let alone ones that are within the control of the option holders. Further, the parties have not renegotiated, added, or changed the terms since the options were granted. As such, this guidance supports the position that the private placement of the options was completed at the time of their grant.

Shares Eligible for Resale, page 22

5.
Refer to response 54 in your letter dated March 30, 2009. Please note that the Rule 144 holding period does not commence until the full purchase price or other consideration is paid or given by the acquirer. See Rule 144(d)(1)(iii). Since the consultants have not given all consideration due to you under the stock option agreement, please consider all applicable Rule 144 restrictions when contemplating resale eligibility and related disclosure.

The Company notes your response with regard to Rule 144.  In response to the Staff's comment, the disclosure has been supplemented at page 22 under "Shares Eligible for Resale" to clarify that the consultant shares offered under the prospectus are eligible for resale because they will be covered by the effective Form S-1.

Financial Statements, page F-1

Note 8 — Stock Based Compensation, page F-10

6.
We note your response to prior comment 9 in which you state that you immediately expensed the stock options granted to consultants. We further note that the board of directors expected that the consultants would perform future services to the company. Please tell us how you determined the appropriate time period to recognize the related compensation expense related to these future services in accordance with paragraph 39 of SFA.S 123(R).

August 31, 2009

Paragraph 39 of SFAS 123(R) states that “The compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding credit to equity (generally, paid-in capital). The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. The requisite service period is estimated based on an analysis of the terms of the share-based payment award.” Paragraph 39 deals specifically with employee grants. The awards in question were granted to consultants rather than employees. For further guidance on how to record the consultant options, we looked at EITF 96-18 and EITF 00-18. This literature has been codified into ASC 505. This paragraph does, however, define the requisite service period as the period that the employee is required to provide services in exchange for an award. There was no period during which the consultants were required to provide service in exchange for the award because the stock options were provided in exchange for the expectation of services, which was satisfied at the time of the grant of the stock options. Please refer to the Company’s response to comment 4, above. Therefore, since there was no service period, we expensed the options immediately.

EITF 00-18 states that “If fully vested, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). Whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of paragraph 505-50-45-1) depends on the specific facts and circumstances.” The options issued were fully vested, nonforfeitable instruments.

Based on the options being fully vested and non-forfeitable on the date of grant, we determined that the measurement date for purpose of EITF 00-18 was the date of grant.

With respect to the appropriate expense period, we considered the specific facts and circumstances in determining whether to record immediate expense or a prepaid asset for the fair value of the award at the date of grant.  Among other things, we considered the fact that the July 2008 option agreement did not require the provision of future services.  Accordingly, we determined that the facts and circumstances supported the entire amount of the July 2008 options being expensed immediately.  The November 2008 option agreement also did not require the provision of future services, although this agreement made reference to services provided in the past as well as services expected, but not required, to be provided in the future.  Accordingly, we determined that the facts and circumstances supported the entire amount of the November 2008 options also be expensed immediately.

August 31, 2009

Based on (1) the lack of a requirement to provide future services, (2) the uncertainty regarding the extent of future services and lack of evidence and support for any future benefit to the Company, and (3) the fact that if the services were not actually performed by the consultants to the satisfaction of the Company, there was no penalty, such as forfeiture, to the consultant for non-performance, the Company determined that the appropriate treatment was to immediately expensed the stock options upon the grant of the options.

Additional Disclosure

7.
We note the information under the caption "Additional Disclosure" in your response letter and your conclusion that it need not be disclosed. It is unclear how you conclude that transaction was not one in which "the registrant was or is to be a participant" as contemplated by Regulation S-K Item 404 given that the transaction involved your CEO and related to an agreement to which the registrant was to be a party. Regardless, it is unclear how you conclude that investors can adequately evaluate your current disclosure regarding your contract with Alternative Wind Resources without the information provided in your letter; see Rule 408. Therefore, please disclose in an appropriate section of your prospectus the substance of the information currently included under the "Additional Disclosure" caption in your response letter. In your disclosure in response to this comment and elsewhere, please avoid referring to Alternative Wind Resources merely as "AWR." Please also furnish a copy of the memorandum of understanding.

In response to the Staff's comment, the disclosure has been supplemented at page 20 under the section titled "Certain Relationships and Related Transactions" to include the substance of the information previously provided in our response letter under the "Additional Disclosure" caption. Additionally, we are furnishing a copy of the memorandum of understanding to the Staff with this response letter, along with a copy of an acknowledgement signed by the parties to the memorandum of understanding, as Exhibits A and B to this letter.

We have also supplemented the disclosure in the prospectus to refer to Alternative Wind Resources LLC by its full name.

Exhibits

8.	Please confirm the accuracy of your incorporation by reference of exhibits. For example, your disclosure regarding the location of exhibit 10.9 appears to be incorrect.

The disclosure has been supplemented at page II-3 to incorporate exhibit 10.9 by reference to the registration statement on Form S-1 filed May 4, 2009.

*           *           *

August 31, 2009

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer

Exhibit A

MEMORANDUM OF UNDERSTANDING

This **MEMORANDUM OF UNDERSTANDING** dated this 25th day of February, 2009, by and between Alternative Wind Resources, LLC, a New York Limited Liability Company, (hereinafter referred to as "AWR") and George Cary, (hereinafter referred to as "Cary") and Mario J Pirrello, (hereinafter referred to as "Pirrello") and Gerald Brock, (hereinafter referred to as "Brock") and John Schwartz (hereinafter referred to as "Schwartz").

WHEREAS, Cary and Pirrello have heretofore formed AWR for the purposes of developing wind farms and the sale of new small wind turbines, known as the "Windtamer"; and

WHEREAS, Cary and Pirrello have contributed substantial time, effort and cash to fund the operations of AWR, and

WHEREAS, Brock and Schwartz desire to become equal members with Cary and Pirrello in AWR, and

WHEREAS, Cary and Pirrello desire to have Brock and Schwartz become equal members in AWR on certain conditions.

1. Brock and Schwartz will assist and promote AWR in entering into an exclusive agreement with Windtamer, Inc. to have the right to purchase all fifteen (15), twenty (20) and larger KW Windtamer turbines for wind farm decelopments.

2. Brock and Schwartz agree and understand that AWR has entered into an indefinite employment agreement with Cary and Pirrello, which provides for an annual salary, together with medical coverage and an expense account and bonuses, bused upon annual gross revenues of AWR.

3. Cary and Pirrello hereby agree to enter into a Non-Disclosure and Non-Compete Agreement with AWR and Windtamer, Inc.

GEORGE CARY	GERALD BROCK
MARIO J. PIRRELLO	JOHN SCHWARTZ

Exhibit B

ACKNOWLEDGMENT

August 5, 2009

Reference is hereby made to that certain Memorandum of Understanding, dated February 25, 2009, by and between Alternative Wind Resources, LLC, a New York limited liability company ("AWR"), and George Cary, Mario J. Pirrello, Gerald Brock, and John Schwartz.

The Memorandum of Understanding was executed as a non-binding term sheet between the parties thereto to facilitate negotiation between AWR and WindTamer Corporation, a New York corporation ("WindTamer") for the sale of WindTamer turbines.

In order to clarify any potential ambiguities in the terms of the Memorandum of Understanding, each of the undersigned hereby acknowledge that:

1. Neither Gerald Brock nor John Schwartz has acquired, or at any time held, any equity interest or other interest in AWR.

2. Neither Gerald Brock nor John Schwartz has, or at any time had, any enforceable right to acquire any equity interest in AWR.

3. This acknowledgment has been given by the undersigned at the request of WindTamer in connection with its disclosure controls and procedures and may be relied upon by WindTamer, and its service providers.

IN WITNESS WHEREOF, the undersigned have signed this acknowledgment as of the date set forth above.

GEORGE CARY
individually and on behalf of AWR

MARIO J. PIRRELLO
individually and on behalf of AWR

GERALD BROCK

JOHN SCHWARTZ